Exhibit 97.1

AMERIS BANCORP
POLICY FOR THE
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

1.PURPOSE. In accordance with the applicable rules of the New York Stock Exchange (the “NYSE”), including Section 303A.14 of the NYSE Listed Company Manual (the “NYSE Rules”), and Section 10D (“Section 10D”) and Rule 10D-1 (“Rule 10D-1”) of the Securities Exchange Act of 1934, as amended, the Board of Directors (the “Board”) of Ameris Bancorp (the “Company”) has adopted this Policy (the “Policy”) to provide for the recovery of erroneously awarded Incentive-based Compensation from Executive Officers. All capitalized terms used and not otherwise defined in this Policy shall have the meanings set forth in Section 6.

2.RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION.
(a)In the event of an Accounting Restatement, the Company will recover reasonably promptly the Erroneously Awarded Compensation Received in accordance with the NYSE Rules and Rule 10D-1 as follows:
(i)After an Accounting Restatement, the Compensation Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (the “Committee”) shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.
(ii)For Incentive-based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement: (A) the amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was Received; and (B) the Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE.
(iii)The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section 2(b), in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

Exhibit 97.1
(iv)To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.
(v)To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer.
(b)Notwithstanding anything in this Policy to the contrary, the Company shall not be required to take the actions contemplated by Section 2(a) if the Committee (which, as specified above, is composed entirely of independent directors or in the absence of such a committee, a majority of the independent directors serving on the Board) determines that recovery would be impracticable and either of the following two conditions are met:
(i)The Committee has determined that the direct expenses paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before making this determination, the Company must have made a reasonable attempt to recover the Erroneously Awarded Compensation, must have documented such reasonable attempt(s) to recover and must have provided such documentation to the NYSE; or
(ii)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code and the regulations promulgated thereunder.
3.PROHIBITION OF INDEMNIFICATION. Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement that may be interpreted to the contrary, the Company shall not insure or indemnify any Executive Officer against: (a) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officer to fund potential recovery obligations under this Policy; or (b) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the effective date of this Policy).
4.OTHER RECOVERY RIGHTS. This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or the NYSE, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant

Exhibit 97.1
of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.
5.ADMINISTRATION AND INTERPRETATION. This Policy shall be administered by the Committee. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy and for the Company’s compliance with the NYSE Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or the NYSE promulgated or issued in connection therewith. Any determinations made by the Committee shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by this Policy. In the administration of this Policy, the Committee is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of the Committee’s responsibility and authority. Subject to any limitation of applicable law, the Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).
6.DEFINITIONS. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.
(a)“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).
(b)“Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by an Executive Officer: (i) on or after October 2, 2023; (ii) after beginning service as an Executive Officer; (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company); (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (v) during the applicable Clawback Period.
(c)“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date, and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.
(d)“Code” means the Internal Revenue Code of 1986, as amended.

Exhibit 97.1
(e)“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.
(f)“Executive Officer” means the Company’s current and former executive officers, as determined by the Committee in accordance with the definition of “executive officer” set forth in Rule 10D-1 and the NYSE Rules. The identification of an “Executive Officer” for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).
(g)“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. A Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.
(h)“Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
(i)“Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.
(j)“Restatement Date” means the earlier to occur of: (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
(k)“SEC” means the U.S. Securities and Exchange Commission.
7.DISCLOSURE REQUIREMENTS. The Company shall file all disclosures with respect to this Policy required by applicable SEC filings and rules.
8.AMENDMENT; TERMINATION. The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section 8 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company

Exhibit 97.1
contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or NYSE rule.